

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2020

Jianhui Ye
Chief Executive Officer
EZGO Technologies Ltd.
Building A, Floor 5,
Changzhou Institute of Dalian University of Technology
Science and Education Town
Wujin District, Changzhou City
Jiangsu, China 213164

> **Re: EZGO Technologies Ltd.**
> **Amendment Nos. 1 and 2 to Registration Statement on Form F-1**
> **Filed December 15 and 16, 2020**
> **File No. 333-249687**

Dear Mr. Ye:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A Filed December 15, 2020

General

1. We note your Form F-1/A includes audited financial statements that are older than 12 months. Please be advised Item 8.A.4 of Form 20-F and the corresponding instructions indicate, in the case of an initial public offering, audited financial statements should generally not be older than 12 months at the time of filing; however, audited financial statements not older than 15 months may be permitted if a company is able to represent the following:
    •   The company is not required to comply with the 12 month requirement for the age of

        financial statements in any other jurisdiction outside the United States; and

- Complying with the 12 month requirement is impracticable or involves undue hardship.

If you meet both criteria above, please provide a representation from management that you meet these criteria and file that representation as an exhibit to your registration statement. If you do not meet both criteria or if your registration statement is not declared effective before 12/31/20, please provide updated audited financial statements and related disclosures.

     You may contact Jeff Gordon at (202) 551-3866 or Anne McConnell, Senior Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Manufacturing

cc: Richard Anslow, Esq.